Exhibit 99.1

Sentage Holdings Inc. Announces Financial Results for the First Six Months of Fiscal Year 2023

Shanghai, China, December 22, 2023 (GLOBE NEWSWIRE) -- Sentage Holdings Inc. (the “Company”, “we”, “our”) (Nasdaq: SNTG), is a holding company incorporated in the Cayman Islands with no material operations of its own. Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. The Company today announced its financial results for the first six months of fiscal year 2023 ended June 30, 2023. The following summarizes such financial results.

Financial Highlights for the First Six Months of Fiscal Year 2023

●	Total operating revenue was $82 in the six months ended June 30, 2023, compared with $0.18 million for the same period of last year, representing a 100% decrease. The reason for the decrease in revenue was that the Company’s existing business had been declining while the Company attempted to enter into new businesses.

●	Net loss was $1.08 million in the six months ended June 30, 2023, compared with net loss of $0.96 million for the same period of last year.

●	Basic and diluted loss per share was $0.46 in the six months ended June 30, 2023, compared with basic and diluted loss per share of $0.41 for the same period of last year.

Financial Results for the First Six Months of Fiscal Year 2023

Operating Revenue

Total operating revenue decreased by $0.18 million, or 100%, to $82 in the six months ended June 30, 2023, from $0.18 million for the same period of last year. The reason for the decrease in revenue was that the company’s original business had been declining while the Company attempted to enter into new businesses.

Revenue from the prepaid payment network services business decreased by $0.18 million, or 100%, to $82 in the six months ended June 30, 2023, from $0.18 million for the same period of last year. Total number of merchant customers who used the Company’s prepaid payment network services was 1 in the six months ended June 30, 2023 and 8 in the same period in 2022. During the six months ended June 30, 2023 and 2022, the Company provided technology consulting and support services to these customers. The Company charged such merchant customers service fees for designing tailored payment solutions, interfacing their internal systems with the Company’s prepaid card payment system, and providing their staff with relevant operation training. These merchant customers have not yet issued prepaid cards to their end customers as of June 30, 2023 and 2022 and as of the date of this filing.

The Company did not generate any revenue from consumer loan repayment and collection management, or loan recommendation services, during the six months ended June 30, 2023 and 2022.

Operating Expenses

Selling, general and administrative expenses decreased by $52,717, or 5%, to $1,080,345 in the six months ended June 30, 2022, from $1,133,062 for the same period of last year. The decrease was due to the following reasons:

●	Professionals consulting expenses decreased by $ 167,000 or 42% to $ 226,500 in the six months ended June 30, 2023, from $393,500 for the same period of last year. The decrease was primarily due to the Company paid a smaller amount of consulting services to third party professionals.

Provision for Income Taxes

Provision for income taxes was nil for the six months ended 30 June 2023, compared with nil for the same period last year.

Net Loss

Net loss was $1.08 million in the six months ended June 30, 2023, compared with net loss of $0.96 million for the same period of last year.

Loss Per Share

Basic and diluted loss per share was $0.46 in the six months ended June 30, 2023, compared with basic and diluted loss per share of $0.41 for the same period of last year.

Cash and Cash Equivalents

As of June 30, 2023, the Company had cash and restricted cash of $2.74million, compared with $3.83 million as of December 31, 2022.

Cash Flow

Net cash used in operating activities was $1.04 million, compared with Net cash used in operating activities of $1.70 million for the same period of last year.

Net cash used in investing activities was $537, compared with Net cash used in investing activities of $7,874 for the same period of last year.

Net cash used in financing activity was $4,709, compared with Net cash used in financing activity of $0.04 million for the same period of last year.

About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a holding company incorporated in the Cayman Islands with no material operations of its own (the “Company”). Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging the Company’s deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives. For more information, please visit the company’s website at ir.sentageholdings.com.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

For more information, please contact:

Sentage Holdings Inc.

Investor Relations Department
Email: ir@sentageholdings.com

Ascent Investor Relations LLC

Tina Xiao President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of ,
	June 30	December 31
	2023	2022
	USD	USD
ASSETS
Current assets
Cash	$2,724,245	$3,805,135
Restricted cash	19,850	23,089
Loan receivable	5,500,000	5,500,000
Accounts receivable, net	398,549	433,510
Prepaid expenses and other assets	4,455,206	4,579,646

Total current assets	13,097,850	14,341,380

Non-current assets
Right-of-use assets, net	112,252	162,270
Property and equipment, net	66,618	53,023
Intangible assets, net	76,014	89,475
Deferred tax assets	12,067	12,686

Total non-current assets	266,951	317,454

Total assets	$13,364,801	$14,658,834

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	As of ,
	June 30	December 31
	2023	2022
	USD	USD
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,225	$8,647
Operating lease liabilities	84,820	87,129
Accrued expenses and other liabilities	211,876	309,001

Total current liabilities	304,921	404,777

Non-current liabilities
Operating lease liabilities	23,858	74,384
Due to a related party		4,709

Total non-current liabilities	23,858	79,093

Total liabilities	328,779	483,870

Shareholders’ equity
Ordinary shares, $0.005 par value, 10,000,000 shares authorized, 2,805,325 shared issued and outstanding	14,027	14,027
Additional paid in capital	55,327,858	55,327,858
Statutory reserves	166,038	166,038
Accumulated deficit	(42,542,457)	(41,460,571)
Accumulated other comprehensive income	70,556	127,612

Total shareholders’ equity	13,036,022	14,174,964

Total liabilities and shareholders’ equity	$13,364,801	$14,658,834

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2022
OPERATING REVENUE
Prepaid payment network service fee	82	177,489
Total operating revenue	82	177,489

OPERATING EXPENSE
Selling, general and administrative expenses	1,080,345	1,133,062
Total operating expenses	1,080,345	1,133,062

LOSS FROM OPERATIONS	(1,080,263)	(955,573)

OTHER EXPENSES	(1,623)	(7,248)

LOSS BEFORE INCOME TAX PROVISION	(1,081,886)	(962,821)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	(1,081,886)	(962,821)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(57,057)	(45,407)
COMPREHENSIVE LOSS	$(1,138,943)	$(1,008,228)

Loss per common share- basic and diluted	$(0.46)	$(0.41)

Weighted average shares- basic and diluted	2,376,764	2,374,795

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(1,081,886)	$(962,821)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization	19,429	21,747
Deferred income tax expense	-	686
Impairment loss recognized in respect of receivables	(2,902)	52,150
Changes in operating assets and liabilities:
Accounts receivable	37,863	(203,307)
Prepaid expenses and other assets	124,441	(623,320)
Interest accrued for lease liabilities	(44,191)	-
Accrued expenses and other liabilities	(97,547)	12,134
Net cash used in operating activities	(1,044,793)	(1,702,731)

Cash flows from investing activity
Additions to property, plant and equipment	(537)	(7,874)
Net cash used in investing activity	(537)	(7,874)

Cash flows from financing activity
Repayment of related party loans	(4,709)	(43,992)
Net cash used in financing activity	(4,709)	(43,992)

Reconciliation of cash and restricted cash, beginning of period
Cash	3,805,135	10,753,118
Restricted cash	23,089	30,269
Cash and restricted cash, beginning of period	$3,828,224	$10,783,387

Reconciliation of cash and restricted cash, end of period
Cash	2,724,245	8,953,505
Restricted cash	19,850	23,431
Cash and restricted cash, end of period	$2,744,095	$8,976,936

Effect of exchange rate changes on cash and restricted cash	(34,091)	(51,854)
Net decrease in cash and restricted cash	(1,084,130)	(1,806,451)
Cash and restricted cash, beginning of period	3,828,224	10,783,387
Cash and restricted cash, end of period	$2,744,095	$8,976,936
Supplemental non-cash financing activity
Lease liabilities arising from obtaining right-of-use assets	3,138	-